Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2024

Unaudited Financial Results

SHENZHEN, China, November 25, 2024 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended September 30, 2024.

“Total loan origination for the third quarter reached approximately RMB51.0 billion, remaining stable on a quarter-over-quarter basis, but reflecting a 19.5% decrease year-over-year. The outstanding loan balance was RMB111.2 billion, down by 3.4% quarter-over-quarter and by 7.8% year-over-year. These figures align with the guidance we provided earlier, reflecting our prudent operational principles amid the challenges of a sluggish macroeconomic recovery,” said Jay Wenjie Xiao, Chairman and CEO of Lexin. “However, despite the trend of a declining loan volume, our net profit reached RMB310 million, a substantial increase of 36.7% compared to RMB227 million in the previous quarter.”

“Improved profitability is part of a strong set of operational and financial results we delivered this quarter, demonstrating that we are well on track for a comprehensive business turnaround.”

“During the past quarter, our persistent efforts in executing transformation strategies led to a record low funding cost, gradual improvement in asset quality, and a substantial increase in new users with approved credit lines.”

“Considering the gradual business recovery, we remain committed to returning more value to shareholders. The Board has approved an amended dividend payout policy, increasing the payout ratio to 25% of net profit starting in 2025.”

“Looking ahead, while we are cautious about the short-term economic outlook and anticipate that the recently released government stimulus measures targeting at an economic recovery will gradually take effect, we remain confident in Lexin’s ability to navigate through uncertainties and sustain the recovery momentum by delivering solid results quarter by quarter,” Concluded Mr. Xiao.

“During the past quarter, we have delivered another set of robust financial results,” said Mr. James Zheng, Chief Financial Officer of Lexin. “The third quarter's total operating revenue reached approximately RMB3.7 billion, up by 4.4% year-over-year and stable quarter-over-quarter. Net profit for the third quarter reached RMB310 million, a substantial growth of 36.7% compared to the previous quarter. This significant increase in net profit is largely attributable to the improved net revenue take rate of our core loan business, supported by continuous risk improvements in newly issued loans, a significant reduction in funding costs by nearly 100 basis points over the past quarter, and a slight improvement in the early repayment behavior. Given the ongoing improvement in our overall asset quality and the continuous execution of our transformation initiatives, we expect to report more positive progress in the year ahead.”

Third Quarter 2024 Operational Highlights:

User Base

•
Total number of registered users reached 223 million as of September 30, 2024, representing an increase of 9.3% from 204 million as of September 30, 2023, and users with credit lines reached 44.1 million as of September 30, 2024, up by 6.1% from 41.6 million as of September 30, 2023.
•
Number of active users1 who used our loan products in the third quarter of 2024 was 4.3 million, representing a decrease of 11.4% from 4.9 million in the third quarter of 2023.
•
Number of cumulative borrowers with successful drawdown was 33.1 million as of September 30, 2024, an increase of 6.9% from 30.9 million as of September 30, 2023.

Loan Facilitation Business

•
As of September 30, 2024, we cumulatively originated RMB1,273.2 billion in loans, an increase of 21.2% from RMB1,050.7 billion as of September 30, 2023.
•
Total loan originations2 in the third quarter of 2024 was RMB51.0 billion, a decrease of 19.5% from RMB63.3 billion in the third quarter of 2023.
•
Total outstanding principal balance of loans3 reached RMB111 billion as of September 30, 2024, representing a decrease of 7.8% from RMB121 billion as of September 30, 2023.

Credit Performance4

•
90 day+ delinquency ratio was 3.7% as of September 30, 2024, as compared with 3.7% as of June 30, 2024.
•
First payment default rate (30 day+) for new loan originations was below 1% as of September 30, 2024.

Tech-empowerment Service

•
For the third quarter of 2024, we served over 90 business customers with our tech-empowerment service.
•
In the third quarter of 2024, the business customer retention rate5 of our tech-empowerment service was over 90%.

Installment E-commerce Platform Service

•
GMV6 in the third quarter of 2024 for our installment e-commerce platform service was RMB827 million, representing a decrease of 40.1% from RMB1,381 million in the third quarter of 2023.
•
In the third quarter of 2024, our installment e-commerce platform service served over 240,000 users and 400 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the third quarter of 2024 was approximately 13.2 months, as compared with 13.1 months in the third quarter of 2023.
•
Repeated borrowers’ contribution7 of loans across our platform for the third quarter of 2024 was 85.5%.

Third Quarter 2024 Financial Highlights:

•
Total operating revenue was RMB3,662 million, representing an increase of 4.4% from the third quarter of 2023.
•
Credit facilitation service income was RMB2,970 million, representing an increase of 10.6% from the third quarter of 2023. Tech-empowerment service income was RMB384 million, representing a decrease of 15.5% from the third quarter of 2023. Installment e-commerce platform service income was RMB308 million, representing a decrease of 16.6% from the third quarter of 2023.
•
Net income attributable to ordinary shareholders of the Company was RMB310 million, representing a decrease of 16.5% from the third quarter of 2023. Net income per ADS attributable to ordinary shareholders of the Company was RMB1.84 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company8 was RMB333 million, representing a decrease of 20.2% from the third quarter of 2023. Adjusted net income per ADS attributable to ordinary shareholders of the Company8 was RMB1.98 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Total loan originations refer to the total principal amount of loans facilitated and originated during the given period.
3.
Total outstanding principal balance of loans refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days.
4.
Loans under Intelligent Credit Platform are excluded from the calculation of credit performance. Intelligent Credit Platform (ICP) is an intelligent platform on our “Fenqile” app, under which we match borrowers and financial institutions through big data and cloud computing technology. For loans facilitated through ICP, the Company does not bear principal risk.
5.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
6.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
7.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
8.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Third Quarter 2024 Financial Results:

Operating revenue increased by 4.4% from RMB3,509 million in the third quarter of 2023 to RMB3,662 million in the third quarter of 2024.

Credit facilitation service income increased by 10.6% from RMB2,686 million in the third quarter of 2023 to RMB2,970 million in the third quarter of 2024. The increase was driven by the increases in loan facilitation and servicing fees-credit oriented, partially offset by the decrease in financing income and guarantee income.

Loan facilitation and servicing fees-credit oriented increased by 20.7% from RMB1,533 million in the third quarter of 2023 to RMB1,851 million in the third quarter of 2024. The increase was primarily due to the increase in takerate of loan facilitation business.

Guarantee income decreased by 2.9% from RMB639 million in the third quarter of 2023 to RMB620 million in the third quarter of 2024. The decrease was primarily driven by the decrease of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income decreased by 2.8% from RMB514 million in the third quarter of 2023 to RMB499 million in the third quarter of 2024. The decrease was primarily due to the decrease in the origination of on-balance sheet loans.

Tech-empowerment service income decreased by 15.5% from RMB454 million in the third quarter of 2023 to RMB384 million in the third quarter of 2024. The decrease was primarily due to the decrease of loan facilitation volume under the profit-sharing model.

Installment e-commerce platform service income decreased by 16.6% from RMB369 million in the third quarter of 2023 to RMB308 million in the third quarter of 2024. The decrease was primarily due to the decrease in transaction volume in the third quarter of 2024.

Cost of sales decreased by 14.3% from RMB360 million in the third quarter of 2023 to RMB308 million in the third quarter of 2024, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost decreased by 33.4% from RMB132 million in the third quarter of 2023 to RMB87.7 million in the third quarter of 2024, which was primarily driven by the decrease in the cost of funding and funding debts to fund the on-balance sheet loans.

Processing and servicing costs increased by 35.1% from RMB446 million in the third quarter of 2023 to RMB602 million in the third quarter of 2024. This increase was primarily due to an increase in risk management and collection expenses.

Provision for financing receivables was RMB261 million for the third quarter of 2024, as compared to RMB162 million for the third quarter of 2023. The lifetime expected credit losses recognized was estimated based on the most recent performance in relation to the Company's on-balance sheet loans, taking into consideration the forward-looking factors.

Provision for contract assets and receivables was RMB244 million in the third quarter of 2024, as compared to RMB159 million in the third quarter of 2023. The increase was primarily due to the increase in loan facilitation and servicing fees.

Provision for contingent guarantee liabilities was RMB952 million in the third quarter of 2024, as compared to RMB894 million in the third quarter of 2023. The fluctuation was primarily due to the re-measurement of the expected loss rates and the origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 11.0% from RMB1,356 million in the third quarter of 2023 to RMB1,207 million in the third quarter of 2024.

Sales and marketing expenses was RMB438 million in the third quarter of 2024, as compared to RMB411 million in the third quarter of 2023. The increase was primarily due to increased investment in marketing.

Research and development expenses was RMB149 million in the third quarter of 2024, as compared to RMB127 million in the third quarter of 2023. The increase was primarily due to increased investment in technology development.

General and administrative expenses was RMB89.0 million in the third quarter of 2024, as compared to RMB85.5 million in the third quarter of 2023.

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB151 million in the third quarter of 2024, as compared to a loss of RMB246 million in the third quarter of 2023. The change in fair value was primarily due to the re-measurement of the expected loss rates, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Income tax expense was RMB72.2 million in the third quarter of 2024, as compared to RMB116 million in the third quarter of 2023. The change was primarily due to the decrease of income before income tax expense.

Net income decreased by 16.5% from RMB371 million in the third quarter of 2023 to RMB310 million in the third quarter of 2024.

Recent Development

Amended Dividend Policy

The board of directors of the Company has approved an amended dividend payout policy, under which the payout ratio will be increased to 25% of total net profit starting from January 1, 2025.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on November 25, 2024 (10:00 AM Beijing/Hong Kong time on November 26, 2024).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BI220a892f574848f0b2997fb493e6296f

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “ expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Ruifeng Xu

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: media@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,624,719	2,153,594	306,885
Restricted cash	1,433,502	1,431,783	204,027
Restricted term deposit and short-term investments	305,182	266,512	37,978
Short-term financing receivables, net(1)	3,944,000	3,963,912	564,853
Short-term contract assets and receivables, net(1)	6,112,981	6,613,308	942,389
Deposits to insurance companies and guarantee companies	2,613,271	2,330,314	332,067
Prepayments and other current assets	1,428,769	1,416,024	201,783
Amounts due from related parties	6,989	11,067	1,577
Inventories, net	33,605	48,396	6,896
Total Current Assets	18,503,018	18,234,910	2,598,455
Non-current Assets
Restricted cash	144,948	106,930	15,237
Long-term financing receivables, net(1)	200,514	132,946	18,945
Long-term contract assets and receivables, net(1)	599,818	404,798	57,683
Property, equipment and software, net	446,640	578,874	82,489
Land use rights, net	897,267	871,467	124,183
Long‑term investments	255,003	252,833	36,028
Deferred tax assets	1,232,092	1,374,393	195,849
Other assets	861,491	567,915	80,929
Total Non-current Assets	4,637,773	4,290,156	611,343
TOTAL ASSETS	23,140,791	22,525,066	3,209,798

LIABILITIES
Current liabilities
Accounts payable	49,801	32,215	4,591
Amounts due to related parties	2,958	12,358	1,761
Short‑term borrowings	502,013	552,589	78,743
Short‑term funding debts	3,483,196	2,972,938	423,640
Deferred guarantee income	1,538,385	1,135,911	161,866
Contingent guarantee liabilities	1,808,540	1,268,803	180,803
Accruals and other current liabilities	4,434,254	4,978,006	709,360
Convertible notes	505,450	-	-
Total Current Liabilities	12,324,597	10,952,820	1,560,764
Non-current Liabilities
Long-term borrowings	524,270	585,024	83,365
Long‑term funding debts	455,800	444,750	63,376
Deferred tax liabilities	75,340	79,445	11,321
Other long-term liabilities	50,702	38,964	5,553
Total Non-current Liabilities	1,106,112	1,148,183	163,615
TOTAL LIABILITIES	13,430,709	12,101,003	1,724,379
Shareholders’ equity:
Class A Ordinary Shares	199	201	30
Class B Ordinary Shares	41	41	7
Treasury stock	(328,764)	(328,764)	(46,848)
Additional paid-in capital	3,204,961	3,276,302	466,869
Statutory reserves	1,106,579	1,106,579	157,686
Accumulated other comprehensive income	(13,545)	(30,201)	(4,304)
Retained earnings	5,740,611	6,399,905	911,979
Total shareholders’ equity	9,710,082	10,424,063	1,485,419
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,140,791	22,525,066	3,209,798

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB58,594 and RMB123,569 as of December 31, 2023 and September 30, 2024, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB436,136 and RMB462,438 as of December 31, 2023 and September 30, 2024, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB3,087 and RMB1,848 as of December 31, 2023 and September 30, 2024, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB61,838 and RMB35,497 as of December 31, 2023 and September 30, 2024, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,685,574	2,970,294	423,264	6,939,100	8,287,865	1,181,011
Loan facilitation and servicing fees-credit oriented	1,533,203	1,850,850	263,744	3,443,293	4,701,514	669,960
Guarantee income	638,595	620,117	88,366	1,809,862	2,086,656	297,346
Financing income	513,776	499,327	71,154	1,685,945	1,499,695	213,705
Tech-empowerment service income	453,944	383,592	54,661	1,213,571	1,279,683	182,353
Installment e-commerce platform service income	369,417	308,257	43,926	1,394,975	977,213	139,252
Total operating revenue	3,508,935	3,662,143	521,851	9,547,646	10,544,761	1,502,616
Operating cost
Cost of sales	(359,683)	(308,097)	(43,903)	(1,291,547)	(966,777)	(137,765)
Funding cost	(131,640)	(87,717)	(12,500)	(437,674)	(268,980)	(38,329)
Processing and servicing cost	(445,845)	(602,362)	(85,836)	(1,420,946)	(1,708,785)	(243,500)
Provision for financing receivables	(161,807)	(261,126)	(37,210)	(446,586)	(568,783)	(81,051)
Provision for contract assets and receivables	(159,443)	(243,725)	(34,731)	(426,631)	(564,445)	(80,433)
Provision for contingent guarantee liabilities	(894,174)	(951,738)	(135,622)	(2,269,269)	(2,714,808)	(386,857)
Total operating cost	(2,152,592)	(2,454,765)	(349,802)	(6,292,653)	(6,792,578)	(967,935)
Gross profit	1,356,343	1,207,378	172,049	3,254,993	3,752,183	534,681
Operating expenses:
Sales and marketing expenses	(410,651)	(437,996)	(62,414)	(1,303,728)	(1,323,036)	(188,531)
Research and development expenses	(126,582)	(148,930)	(21,222)	(377,447)	(427,162)	(60,870)
General and administrative expenses	(85,526)	(88,952)	(12,676)	(279,082)	(279,146)	(39,778)
Total operating expenses	(622,759)	(675,878)	(96,312)	(1,960,257)	(2,029,344)	(289,179)
Change in fair value of financial guarantee derivatives and loans at fair value	(245,568)	(151,431)	(21,579)	41,158	(835,615)	(119,074)
Interest expense, net	(14,354)	(4,531)	(646)	(40,238)	(6,447)	(919)
Investment loss	(568)	(2,224)	(317)	(1,107)	(1,874)	(267)
Others, net	13,010	8,406	1,198	29,866	44,434	6,332
Income before income tax expense	486,104	381,720	54,393	1,324,415	923,337	131,574
Income tax expense	(115,479)	(72,163)	(10,283)	(270,567)	(185,626)	(26,451)
Net income	370,625	309,557	44,110	1,053,848	737,711	105,123
Net income attributable to ordinary shareholders of the Company	370,625	309,557	44,110	1,053,848	737,711	105,123

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.13	0.93	0.13	3.21	2.23	0.32
Diluted	1.10	0.92	0.13	3.06	2.22	0.32

Net income per ADS attributable to ordinary shareholders of the Company
Basic	2.25	1.87	0.27	6.42	4.46	0.64
Diluted	2.20	1.84	0.26	6.12	4.44	0.63

Weighted average ordinary shares outstanding
Basic	328,993,585	331,356,003	331,356,003	328,524,266	330,806,594	330,806,594
Diluted	355,221,352	336,606,267	336,606,267	364,767,295	335,151,610	335,151,610

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	370,625	309,557	44,110	1,053,848	737,711	105,123
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	38	(5,424)	(773)	(20,544)	(16,655)	(2,373)
Total comprehensive income	370,663	304,133	43,337	1,033,304	721,056	102,750
Total comprehensive income attributable to ordinary shareholders of the Company	370,663	304,133	43,337	1,033,304	721,056	102,750

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	370,625	309,557	44,110	1,053,848	737,711	105,123
Add: Share-based compensation expenses	26,237	20,986	2,990	84,893	67,379	9,601
Interest expense associated with convertible notes	19,791	-	-	61,864	5,695	812
Investment loss	568	2,224	317	1,107	1,874	267
Adjusted net income attributable to ordinary shareholders of the Company	417,221	332,767	47,417	1,201,712	812,659	115,803

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.27	1.00	0.14	3.66	2.46	0.35
Diluted	1.17	0.99	0.14	3.29	2.42	0.35

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	2.54	2.01	0.29	7.32	4.91	0.70
Diluted	2.35	1.98	0.28	6.59	4.85	0.69

Weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	328,993,585	331,356,003	331,356,003	328,524,266	330,806,594	330,806,594
Diluted	355,221,352	336,606,267	336,606,267	364,767,295	335,151,610	335,151,610

Reconciliations of Non-GAAP EBIT to Net income
Net income	370,625	309,557	44,110	1,053,848	737,711	105,123
Add: Income tax expense	115,479	72,163	10,283	270,567	185,626	26,451
Share-based compensation expenses	26,237	20,986	2,990	84,893	67,379	9,601
Interest expense, net	14,354	4,531	646	40,238	6,447	919
Investment loss	568	2,224	317	1,107	1,874	267
Non-GAAP EBIT	527,263	409,461	58,346	1,450,653	999,037	142,361

Additional Credit Information

Vintage Charge Off Curve1

8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1st_co_month
+1
+2
+3
+4
+5
+6
+7
+8
+9
+10
+11
+12
+13
+14
+15
+16
+17
+18
+19
+20
+21
+22
+23
+24
+25
+26
+27
+28
+29
+30
+31
+32
+33
+34
+35
+36
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1

Dpd30+/GMV by Performance Windows1

9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
2018Q1 2018Q2 2018Q3 2018Q4 2019Q1 2019Q2 2019Q3 2019Q4 2020Q1
2020Q2 2020Q3 2020Q4 2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2
2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3

First Payment Default 30+1

1. Loans facilitated under ICP are excluded from the chart.